Jingwei International Limited

Unit 701-702, Building 14, Keji C. Rd. 2nd,

Software Park,

Nanshan District, Shenzhen, 518057, China

March 6, 2012

Mr. David L. Orlic
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited Schedule 13E-3 Filed on February 17, 2012 File No. 005-81921

Dear Mr. Orlic:

Jingwei International Limited, a Nevada corporation (the “Company”), hereby provides responses to comments issued in a letter dated February 29, 2012 (the “Staff’s Letter”) regarding the Company’s Schedule 13E-3 (File No. 005-81921) (the “Schedule 13E-3”) and addressed to Mr. George (Jianguo) Du. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”) reflecting our responses below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to Amendment No. 1.

General

1.	Comments are outstanding on your Form 10-K for the fiscal year ended December 31, 2010. Please be advised that, as this Form 10-K is incorporated by reference into your filing, our review of your Schedule 13E-3 will not be complete until these comments are addressed.

RESPONSE: On March 5, 2012, we have filed a response letter addressing the outstanding Staff comment on our Form 10-K for the fiscal year ended December 31, 2010.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

2.	Please provide all information required by Items 1003(c), 1007(b) (regarding alternative financing), 1012(e), and 1014(d) of Regulation M-A, or direct us to where such information appears in your document.

RESPONSE: Changes in response to the Staff’s comment have been made to clarify that to the best of the Company’s knowledge, with respect to any director, executive officer, promoter or control person of our Company, there have been (i) no events under any bankruptcy act at any time, (ii) no criminal convictions (excluding traffic violations or similar misdemeanors) during the past five years, (iii) no judgments, injunctions, orders or decrees enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws at any time, and (iv) no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any such person during the past ten years on page 39 of Exhibit A to Amendment No. 1 under the heading “Company Information—Management—Executive Officers and Directors—Involvement in Certain Legal Proceedings,” which disclosure is incorporated by reference into Item 3(c) of Amendment No. 1.

Changes in response to the Staff’s comment have been made to indicate that there are no alternative financing sources on page 36 of Exhibit A to Amendment No. 1 under the heading “Other Matters Related to the Transaction - Source and Amount of Funds,” which disclosure is incorporated by reference into Item 10 of Amendment No. 1.

The remainder of the information referenced in the Staff’s comment is included in the Schedule 13E-1 and Exhibit A (which disclosure is incorporated by reference into Amendment No. 1), as indicated below:

Regulation M-A Item	Location	Incorporation by reference
1003(c)(1)	Exhibit A: “Company Information—Management” See subsection entitled “—Executive Officers and Directors—George (Jianguo) Du, Chairman, President and General Manager and Chief Executive Officer”	Amendment No. 1 – Item 3(c)
1003(c)(2)	Exhibit A: “Company Information—Management” See subsection entitled “—Executive Officers and Directors—George (Jianguo) Du, Chairman, President and General Manager and Chief Executive Officer”	Amendment No. 1 – Item 3(c)
1003(c)(5)	Amendment No. 1 – Item 3(c)	N/A
1012(e)	Amendment No. 1 – Item 12(e)*	N/A
1014(d)	Amendment No. 1 – Item 8(d)	N/A

_______________
* As indicated in the Schedule 13E-3, this information is not applicable. There will be no shareholder vote or tender offer in connection with the going private transaction.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

3.	Please advise why you have not disclosed the transaction regarding Beijing New Media Advertising Co. Ltd. in January 2012. Refer to Item 1005 of Regulation M-A.

RESPONSE: Changes in response to the Staff’s comment have been made to include disclosure of the Beijing Media Advertising Co. Ltd. transaction on page 3 of Amendment No. 1.

4.	Given that Mr. Wu is a filing person, please provide the disclosure required by Items 1013 and 1014 with respect to Mr. Wu in particular.

RESPONSE: Changes in response to the Staff’s comment have been made to provide the disclosure required by Items 1013 respect to Mr. Du on pages 15, 16 and 17 of Exhibit A to Amendment No. 1 under the headings “Special Factors - Purpose of the Transaction,” “Special Factors - Reasons for the Transaction” and “Special Factors - Effects of the Transaction on Mr. Du,” which disclosure is incorporated by reference into Item 7 of Amendment No. 1. Changes in response to the Staff’s comment have been made to provide the disclosure required by Items 1014 respect to Mr. Du on pages 19 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 8 of Amendment No. 1.

5.	Please provide us with your analysis under Nevada state law as to the ability of the company to cash out fractional shares of beneficial owners, as opposed to record holders. The reverse stock split would appear to affect only record holders’ interests. Please also provide us with your proposed Certificate of Change as supplemental information.

RESPONSE: In response to the Staff’s inquiry, we direct your attention to Nevada Revised Statute 78.205 Fractions of shares: Issuance; alternatives to issuance, which sets forth the ability of a corporation to pay cash in lieu of issuing a fraction of a share. The relevant section of the statute is paragraph 2(a), which states, “In lieu of signing and delivering a certificate for a fraction of a share, a corporation may: Pay to any person otherwise entitled to become a holder of a fraction of a share an amount in cash based on a per share value, and that value or the method of determining that value must be specified in the articles, plan of reorganization, plan of merger or exchange, resolution of the board of directors, or other instrument pursuant to which the fractional share would otherwise be issued.” The statute clearly states that payment may be made to “any person (emphasis added) otherwise entitled to become a holder (emphasis added) of a fraction of a share. The statute does not distinguish between persons who are record holders, and persons who are beneficial holders, receiving cash in lieu of a fraction of a share. As requested by the Staff, included as Exhibit A to this response letter is a draft form of Certificate of Change pursuant to NRS 78.209 that will be filed with the Secretary of State of Nevada in connection with the Reverse Stock Split.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

What are some of the factors that the board of directors considered..., page 8

6.	Please remove all references to “arms length” negotiations, which are inappropriate in the context of a Rule 13e-3 transaction.

RESPONSE: Changes in response to the Staff’s comment have been made to Amendment No. 1 and related exhibits.

Background of the Transaction, page 13

7.	Please disclose the other transactions to which Mr. Wu compared his $2.00 offer price favorably on January 21, 2012.

RESPONSE: Changes in response to the Staff’s comment have been made disclosing the other transactions to which Mr. Du compared his $2.00 offer price favorably on January 21, 2012 on page 14 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Background of the Transaction,” which disclosure is incorporated by reference into Items 5 and 7 of Amendment No. 1. For the convenience of the Staff we are supplementally providing Annex A, which provides the calculation of the premium and discount discussed in the disclosure.

Fairness of the Transaction, page 19

8.	The disclosure required by Item 1014 of Regulation M-A would appear to be appropriately provided by the board of directors, rather than the special committee. Please advise, or revise your disclosure accordingly.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose that the Board of Directors of the Company, with Mr. Du abstaining because of his participation in the Transaction, has fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction, together with the analysis of the Special Committee, and has (subject to Mr. Du’s abstention) adopted the determination and recommendation of the Special Committee regarding the fairness of the Transaction on pages 19 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 8 of Amendment No. 1.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

9.	Please provide all disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: Changes in response to the Staff’s comment have been made on page 17 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Effects of the Transaction on Mr. Du,” which disclosure is incorporated by reference into Item 7 of Amendment No. 1.

Summary of Fairness Opinion, page 23

10.	Please tell us whether American Appraisal delivered written presentation materials to the board of directors. If so, this material should be filed as an exhibit to your Schedule 13E-3. See Item 1016(c) of Regulation M-A.

RESPONSE: American Appraisal did not deliver written presentation materials to the Special Committee or the Board of Directors in connection with its oral presentation.

11.	The disclosure statement does not provide a quantitative description of the fees paid or to be paid to American Appraisal and its affiliates by the company and its affiliates. Please revise the disclosure statement to include this information.

RESPONSE: Changes in response to the Staff’s comment have been made to provide a quantitative description of the fees to be paid to American Appraisal on page 14 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Background of the Transaction,” and on page 23 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

12.	Please disclose the method of selection of American Appraisal. See Item 1015(b)(3) of Regulation M-A.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose the method of selection of American Appraisal on page 14 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Background of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1

13.	The staff notes the disclaimer by American Appraisal of responsibility for any errors or inaccuracies in forecasts, information, data and material. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise. Similar language appears in the opinion.

RESPONSE: Changes in response to the Staff’s comment have been made to clarify that the Company is solely responsible any errors or inaccuracies in such forecasts, information, data and material on page 24 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1. Conforming changes have been made to the opinion.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

14.	We note the statement that American Appraisal has assumed that the terms of the proposed transaction are the most beneficial, from the company’s perspective, that could, under the circumstances, be negotiated among the parties to the transaction. Please tell us the meaning and import of this statement, given that the purpose of a fairness opinion is to opine as to the fairness of those terms. Similar language appears in the opinion.

RESPONSE: Changes in response to the Staff’s comment have been made to indicate that American Appraisal has not opined as to whether the terms of the proposed transaction are the most beneficial, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the transaction on page 25 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1. Changes in response to the Staff’s comment have been made to clarify that American Appraisal believes it is not necessary to make a determination regarding the optimal terms that may be negotiated in favor of the Company in order to render an opinion regarding fairness of the transaction on page 25 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1. Conforming changes have been made to the opinion.

15.	We note that management provided several rounds of financial projections and forecasts, and unaudited financial statements, to American Appraisal. Please revise your disclosure statement to disclose the projections and forecasts relied upon by American Appraisal in making its fairness determination. Please also provide your analysis as to the materiality of the unaudited financial statements provided to American Appraisal.

RESPONSE: The Company hereby supplementally informs the Staff that the first set of projections provided to American Appraisal on January 11, 2012 was over four months old, having been prepared in August 2011, and was prepared for the Company to use at a conference the Company attended in September 2011. After submission of this initial set of projections to American Appraisal, Company management realized that the information provided was inaccurate and could be perceived as misleading, because it was not up to date and because of the context in which those projections were prepared, they were not appropriate for use by American Appraisal in evaluating the fairness of the Transaction. In the second half of 2011, the Company management had seen, and by press release on October 26, 2011 reported that they had experienced, a downward trend in the Company’s earnings during 2011, primarily due to a decrease in demand of the Company’s key BSS/OSS product offerings to the telecom carriers, as well as management changes within a major telecom carrier which impacted the expected ramp-up of the Company’s interactive marketing services in during the third quarter of 2011. As a result of this downward trend, the Company revised its fiscal year 2011 guidance to lower it from what had initially been reported on March 31, 2011, which also reflected a decrease in earnings year over year from 2010.

Due to the foregoing concerns, Company management felt it necessary to update and revise its financial projections and forecasts as of January 19, 2012, to accurately reflect what it believed were the latest industry trends and economic developments impacting the Company’s business at that time. This new set of projections was provided to American Appraisal on January 19, 2012. On February 14, 2012, the final set of projections was delivered to American Appraisal. This final set differed slightly from the set provided on January 19, 2012, only with respect to the unaudited 2011 financial statements, which was revised to keep the same balance of  certain intangible assets as reported on the interim balance sheet as of September 30, 2011, thus resulting in a change in the amortization amount in the profit and loss statement related to write-off made to the last set of projections. The Company determined that it would be inappropriate to write off certain intangible assets, before a series of impairment tests performed in accordance with the ASC 350-20 Intangibles-Goodwill and Other could be deemed complete as of February 14, 2012.

The Company believes, and hopes the Staff agrees, that disclosure or inclusion of any prior projections, other than the February 14, 2012 projections as an exhibit to the Schedule 13E-3, which American Appraisal relied upon, would not be reliable and, in fact, could be misleading to investors in their evaluation of the Transaction. Notwithstanding the foregoing, the Company is submitting as confidential supplemental correspondence to the Staff each set of projections delivered to AA.

The unaudited interim financial statements provided to American Appraisal were material to their analysis conducted, in the sense that such statements provided further information and support regarding the downward trends in the Company’s business, which had already been evident from the Company’s previously disclosed interim financial statements for the quarter ended September 30, 2011, and had been reflected in the final set of financial forecasts and projections. Aside from that context, the unaudited interim financial statements were not otherwise material to the overall analysis conducted.

Discounted Cash Flow Method, page 2

16.	Please disclose how American Appraisal determined to use the Gordon growth model, given that the company has never paid any dividends. Please also disclose any difficulties or inaccuracies that may result from using this model to value a company that does not pay dividends.

RESPONSE: Changes in response to the Staff’s comment have been made to clarify that American Appraisal used a modified Gordon Growth Model whereby cash flow available to the business over the explicit normalized period (from 2017 onward), rather than dividends, where used in the valuation on page 25 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

17.	Please disclose how American Appraisal determined that a proper discount rate range for this analysis was 13.5% to 17.5%, beyond simply stating that, if true, American Appraisal used the capital asset pricing model.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose the methodology used by American Appraisal to determine the proper discount rate range for this analysis on page 25 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

Guideline Publicly-Traded Company Method, page 26

18.	Please disclose how the financial advisor selected the companies used in this analysis, and disclose the names of any companies that fit the established criteria but were nevertheless not used in the analysis.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose the methodology used by American Appraisal to determine the proper comparable companies for this analysis and disclose the names of any companies that fit the established criteria but were nevertheless not used in the analysis and the reason for their exclusion on page 26 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

19.	Please disclose the individual EBITDA and EBIT values for each selected company, as well as the derived values for the company. Please also more clearly disclose how the financial advisor actually derived the values for the company, and why a premium for control of 20% was included.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose the individual EBITDA and EBIT values for each selected company, as well as the derived values for the Company and the methodology for how American Appraisal derived the values for the Company, including why a 20% control premium was included, on page 26 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

Guideline Transaction Method, page 26

20.	Please disclose how the financial advisor selected the transactions used in this analysis. Please also disclose why those companies with EBIT less than 5% appear to have been excluded from the analysis, despite being included in the sample.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose the method of selection of American Appraisal and why those companies with EBIT less than 5% have been excluded from the analysis on page 26 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

21.	Please clarify how the financial advisor determined to use multiples of 4.5x and 7.5x in performing this analysis. The chart appears to suggest that this is the average of only two transactions appearing in the sample, but the averages do not appear to mathematically correlate with the two transactions. Please also disclose the corresponding values for the company.

RESPONSE: Changes in response to the Staff’s comment have been made to disclose, that the average of the two transactions has been rounded to the nearest 0.5% and the corresponding values for the Company on pages 27 and 28 of Exhibit A to Amendment No. 1 under the heading “Special Factors - Fairness of the Transaction,” which disclosure is incorporated by reference into Item 9 of Amendment No. 1.

Exhibit A

22.	The fairness opinion states that it is provided only for the information of the special committee. This is inconsistent with the balance of your disclosure addressing the fairness to shareholders of the proposed transaction. Please delete this disclosure. Alternatively your may add an explanation that clarifies this statement, consistent with the guidelines set forth in the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website. Please also confirm that American Appraisal has consented to the use of its opinion in your disclosure statement.

RESPONSE: Changes in response to the Staff’s comment have been made to the fairness opinion to remove the implication that the opinion is only for the benefit of the Special Committee. We hereby confirm that, concurrently with the delivery of the fairness opinion, American Appraisal provided a consent to the inclusion of the fairness opinion in the Schedule 13E-3.

* * * * * * *

Mr. David L. Orlic
Securities and Exchange Commission
March 6, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George Du

George Du
Chairman and Interim Chief Executive Officer

Annex A

Company Name	Ticker	Date Announced	Market Cap.	NAV*	Closing price†	NAV* per Share/ADR	Offer per Share/ADR	Premium	NAV* Discount
			US$M	US$M	US$	US$	US$
Completed Deals
Tongjitang Chinese Medicines	TCM	April 8, 2010	117.07	148.94	3.69	5.72	4.50	22.1%	-21.4%
Tiens Biotech Group USA Inc.	TBV	June 24, 2011	122.69	200.85	1.25	2.82	1.72	37.5%	-38.9%
Sinoenergy Corporation	SNEN	Dec. 10, 2009	30.25	63.31	1.85	3.98	1.90	2.9%	-52.2%
Average								20.8%	-37.5%
Announced Deals
Andatee China Marine Fuel Services	AMCF	Nov. 23, 2011	40.07	57.65	2.93	6.06	4.21	43.8%	-30.5%
China Advanced Construction Materials Group	CADC	July 26, 2011	47.08	65.74	1.79	3.70	2.65	48.3%	-28.4%
China GrenTech Corporation	GRRF	Nov. 12, 2011	70.97	243.21	2.19	10.79	3.15	44.0%	-70.8%
Average								45.4%	-43.2%
Jingwei International Limited	JNGW	Jan. 6, 2012	40.96	60,979	1.31	2.97	2.00	53.2%	-31.0%

________________
* NAV = Net Asset Valuation based on latest published information available prior to deal announcement.

† Closing price calculated as an average of the closing price for the 30-day period preceding announcement of the transaction.